CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Earnings
Loss from continuing operations before Minority Interest, Income Taxes and Cumulative Effect of Accounting Change	$(2,586)	$(5,451)	$(760)	$(3,510)	$(869)	$(668)	$(788)
Fixed Charges	1,253	1,432	1,493	1,625	1,746	858	910

Total Earnings	$(1,333)	$(4,019)	$733	$(1,885)	$877	$190	$122

Fixed Charges
Interest Expense	$1,221	$1,394	$1,452	$1,576	$1,696	$832	$889
Amortization of Debt Costs	26	31	34	42	43	23	18
Interest Element of Rentals	6	7	7	7	7	3	3

Total Fixed Charges	$1,253	$1,432	$1,493	$1,625	$1,746	$858	$910

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—	—

(1)	Earnings for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 were insufficient to cover fixed charges by $2,586, $5,451, $760, $3,510, $869, $668 and $788, respectively. As a result of such deficiencies, the ratios are not presented above.